APPLIED EXTRUSION TECHNOLOGIES, INC.
15 READ’S WAY
NEW CASTLE, DE 19720
(302) 326-5500

March 4, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0404
Attn:  Dorine H. Miller

Re:	Applied Extrusion Technologies, Inc. (the "Company") Registration Statement on Form T-3 filed November 1, 2004 (File No. 022-28759) Application for Withdrawal of Registration Statement

Dear Ms. Miller,

                Pursuant to Rule 477 of the Securities Act of 1933, as amended, (the “Act”) we hereby request that the Securities and Exchange Commission withdraw the Company’s Registration Statement on Form T-3 (File No. 022-28759) filed on November 1, 2004 (the “Registration Statement”).

                The Company hereby requests that the Registration Statement be withdrawn as it plans to issue its securities in a transaction exempt from registration under the Act pursuant to chapter 11 of title 11, United States Code (the “Bankruptcy Code”) in connection with its Plan of Reorganization under the Bankruptcy Code. The Company expects to emerge from chapter 11 as a private company and accordingly expects to file a Certification and Notice of Termination of Registration on Form 15.

                The Registration Statement has never been declared effective and no notes have been sold pursuant to the Registration Statement. Should you have any question, please do not hesitate to contact Douglas P. Bartner, Esq., of Shearman & Sterling LLP, legal counsel to the Company, at (212) 848-4000.

Very truly yours,
/s/ DAVID N. TERHUNE
David N. Terhune President and Chief Executive Officer